Stradley Ronon Stevens & Young, LLP 2600 One Commerce Square Philadelphia, PA 19103-7098 Telephone (215) 564-8000 www.stradley.com

VIA EDGAR

July 2, 2021

Patrick F. Scott
Senior Counsel
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Invesco Dynamic Credit Opportunity Fund (File Nos. 333-255932 and 811-23655)

Dear Mr. Scott:

This letter responds to the comments contained in the letter dated June 4, 2021, from the staff of the Securities and Exchange Commission (the “SEC”) regarding the registration statement on Form N-2 (the “Registration Statement”), filed with respect to the initial registration of the Invesco Dynamic Credit Opportunity Fund (the “Registrant” or the “Fund”).  For convenience, each of the comments applicable to the Fund are repeated below, with the response immediately following. Capitalized terms not defined in this letter have the meanings ascribed to them in the Registration Statement.

Pre-effective amendment no. 1 to the Registration Statement will be filed with the SEC on the date of this letter.

General Comment
1.
Comment:   We note that portions of the registration statement are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any amendments.

Response: The Registrant understands and acknowledges the comment.
Prospectus Comments

Cover Page(s) (pages i-v)
2.	Comment: In the Offerings subsection, disclosure states, “[t]his prospectus is offering four classes of common shares . . . Class A (Class A Shares), Class AX (Class AX Shares),

Mr. Patrick F. Scott
July 2, 2021

Class Y (Class Y Shares) and Class R6 (Class R6 Shares).” Please confirm supplementally to the staff that the Fund has received an exemptive order allowing it to offer multiple classes of shares. If exemptive relief has not been received by the Fund, please revise the registrant statement throughout to state clearly that only one class [and name that class] of shares is currently offered by the Fund, that the Fund is applying or has applied for exemptive relief from the Commission to be able to offer multiple classes and that there is no guarantee the Fund will receive such relief.

Response:  The Fund intends to rely on an exemptive order granted by the SEC to the Fund’s investment adviser and principal underwriter that permits the Fund to issue multiple classes of shares and impose asset-based distribution fees and early withdrawal charges, subject to the conditions of the exemptive order.  See AIM Advisors, Inc., et al., SEC Release Nos. IC-24110 (Notice) and IC-24149 (Order).  The exemptive order, dated November 22, 1999, applies to any registered closed-end investment company established in the future for which the Fund’s investment adviser, or any entity controlling. controlled by, or under common control (as the term "control" is defined in section 2(a)(9) of the Act) with the investment adviser, acts as principal underwriter, investment adviser, or administrator.  The Fund will comply with the terms and conditions of such exemptive order.

3.
Comment:   Please update the cover page disclosure to include the intervals between deadlines for repurchase requests, pricing and repayment and, if applicable, the anticipated timing of the fund's initial repurchase offer. Cover page disclosure should also include a cross-reference to the sections of the prospectus that discuss the fund's repurchase policies and the attendant risks.

Response: The cover page disclosure has been updated as requested.
4.	Comment: In the Principal Investment Strategies subsection on page ii, briefly explain “middle market loan transactions.”
Response: The Principal Investment Strategies subsection on page ii has been updated to briefly explain “middle market loan transactions” as requested.
5.
Comment:   Where you deem appropriate, please include the disclosures required by Rule 481(d) (Stabilization efforts and other transactions to maintain the market price, if any) and Rule 481(e) (reminding dealers about prospectus delivery obligations). If such disclosure has been provided, please confirm and indicate the location(s); if it has not, explain supplementally why it has not been provided.

Response: With respect to the disclosures required by Rule 481(d), the Fund confirms that it does not have any arrangement with Invesco Distributors, Inc. (the “Distributor”) under which the Distributor, pursuant to the Distribution Agreement or otherwise, may purchase additional Shares of the Fund to stabilize, maintain or otherwise affect the market price of such Shares. The Fund continuously offers its Shares at their net asset value. Shareholders do not have the right to require the Fund to redeem or repurchase Shares although the Fund

Mr. Patrick F. Scott
July 2, 2021

may periodically offer to repurchase Shares at their net asset value upon authorization of the Board. Shares are subject to substantial restrictions on transferability and resale and may not be transferred or resold except as permitted under the Fund’s Agreement and Declaration of Trust. To the Fund’s knowledge, there is no, nor will there be, any secondary trading market for the Shares. The Distributor distributes the Shares on a best-efforts basis.  Accordingly, the disclosures required by Rule 481(d) are not applicable to the Fund, and such disclosure has not been added to the Prospectus.

With respect to the disclosure required by Rule 481(e), The Fund confirms such disclosure has been added to the outside back cover page of the Prospectus.

Investment Policies of the Fund (page 2)
6.	Comment: Please confirm supplementally that the Fund has received the exemptive relief referenced in the penultimate paragraph of the Investment Policies of the Fund disclosure subsection.
Response: The Fund confirms that it intends to rely on an exemptive order granted by the SEC to the Fund’s investment adviser and certain affiliated entities, including the Predecessor Fund, that permits the Fund to co-invest in portfolio companies with certain funds or entities managed by Invesco Advisers, Inc. or Invesco Senior Secured Asset Management in certain negotiated transactions where co-investing would otherwise be prohibited under the 1940 Act, subject to the conditions of the exemptive order. See Invesco Advisers, Inc., et al., SEC Release Nos. IC-33844 (Notice) and IC-33870 (Order). The exemptive order, dated May 19, 2020, applies to any closed-end management investment company (a) that is registered under the 1940 Act or has elected to be regulated as a business development company, (b) whose investment adviser (and sub-adviser(s), if any) is an Adviser (as such term defined in the notice of application for such exemptive order), and (c) that intends to participate in the Co-Investment Program (as such term defined in the notice of application for such exemptive order). The Fund will comply with the terms and conditions of such exemptive order.
Use of Leverage (page 6)
7.	Comment: Please explain with clarifying disclosure, “financial leverage.”
Response: The Prospectus has been updated to add clarifying disclosure regarding “financial leverage” as requested.
Share Repurchase Program (page 11)
8.
Comment:  Where the prospectus discusses the anticipated timing of the Fund’s initial repurchase offer, please additionally provide a cross-reference to those sections of the prospectus that discuss the Fund’s repurchase policies and the attendant risks. See Guide 10 to Form N-2.

Mr. Patrick F. Scott
July 2, 2021

Response: The Prospectus disclosure regarding the anticipated timing of the Fund’s initial repurchase offer has been updated to include a cross-reference to the sections of the Prospectus that discuss the Fund’s repurchase policies and the attendant risks as requested.
Investment Objectives and Policies (pages 17-26)
9.	Comment: At page 19, in the Investment Policies subsection:
•	please explain specifically and in plain English what is meant by the “early stages of their industrial cycles”;
•	please explain the meaning of the term duration earlier than here in the disclosure, since the term was used multiple times previously;
•
please revise the following statement for clarity: “the Fund will not be managed for maturity or duration” – perhaps use something akin to, “the Fund will not be managed to target a specific maturity or duration,” if true;

•	provide an example of “maturity.”
Response: The disclosures in the Investment Policies subsection at page 19 have been updated as requested.
Statement of Additional Information (“SAI”) and Other Matters
10.
Comment: The information in the principal investment strategies section of the prospectus related to concentration of investments in the securities of issuers primarily engaged in the same industry was removed; yet such disclosure is made in the third item in the “Fundamental Restrictions” section on page 3 of the SAI. Please explain supplementally why the disclosure was removed from the prospectus or modify the prospectus and/or SAI disclosure for consistency.

Response: The disclosure related to concentration of investments in the securities of issuers primarily engaged in the same industry was removed from the principal investment strategies section of the prospectus because a negative strategy is not a principal strategy. (See Form N-1A, Instruction 3 to Item 9.b.1.) The Fund confirms that it will comply with its fundamental restriction disclosed in the SAI related to concentration of investments in the securities of issuers primarily engaged in the same industry.
11.
Comment:   Please include disclosure in the registration statement that confirms that the Fund will comply with Rule 23c-3(b)(7). That is to say, the Fund must calculate the NAV for its common stock: (i) at least on a weekly basis at a time set by the board; and (ii) on a daily basis for the five business days before a repurchase request deadline; and (iii) at least daily when the fund is making an offering of its shares.

Mr. Patrick F. Scott
July 2, 2021

Response: The Fund believes the Prospectus disclosures noted below confirm that the Fund will comply with Rule 23c-3(b)(7):
Under the heading “DETERMINATION OF NET ASSET VALUE:”
The Fund’s NAV per share is generally determined and reported on the Fund’s website on each day the New York Stock Exchange (“NYSE”) is open for trading (a business day) as of approximately 4:00 p.m. Eastern Time (the customary close of regular trading) or earlier in the case of a scheduled early close. In the event of an unscheduled early close of the NYSE, the Fund generally still will determine the NAV of its shares as of 4:00 p.m. Eastern Time on that business day.
Under the heading “DISTRIBUTION OF SECURITIES—How to Buy Shares:”
The offering price for Shares is based upon the next determined net asset value per Share (plus sales charges, where applicable) after an order is received timely by Invesco Investment Services, either directly or from authorized dealers, administrators, financial advisers, custodians, trustees or record keepers. Purchases completed through an authorized dealer, administrator, custodian, trustee, record keeper or financial adviser may involve additional fees charged by such person. Orders received by Invesco Investment Services prior to the close of the Exchange, and orders received by authorized dealers, administrators, custodians, trustees, record keepers or financial advisers prior to the close of the Exchange that are properly transmitted to Invesco Investment Services by the time designated by Invesco Investment Services, are priced based on the date of receipt. Orders received by Invesco Investment Services after the close of the Exchange, and orders received by authorized dealers, administrators, custodians, trustees, record keepers or financial advisers after the close of the Exchange or orders received by such persons that are not transmitted to Invesco Investment Services until after the time designated by Invesco Investment Services, are priced based on the date of the next determined net asset value per Share provided they are received timely by Invesco Investment Services on such date. It is the responsibility of authorized dealers, administrators, custodians, trustees, record keepers or financial advisers to transmit orders received by them to Invesco Investment Services so they will be received in a timely manner.

In addition, the following has been added to the Prospectus and the SAI:
The Fund will comply with the requirements of Rule 23c-3 of the 1940 Act in computing the Fund’s NAV when making repurchase offers.

12.	Comment: As required by Form N-2, Item 25.2.L, please file as an exhibit, a legality opinion complying with CF Staff Bulletin No. 19.
Response: A legality of shares opinion consistent with CF Staff Bulletin No. 19 is included as an exhibit to pre-effective amendment No. 1 to the Registration Statement.

Mr. Patrick F. Scott
July 2, 2021

Accounting Comments of Mr. David Manion
Prospectus Comments
Cover Page(s) (pages i-v)
1.
Comment: In relation to the Offerings subsection, confirm supplementally that there will not be a mention in disclosure of an N-14 8C filing to merge this Fund with the closed-end predecessor fund; otherwise, consider disclosing this to investors.

Response: The Registration Statement has been updated to include references to the Reorganization and that the Fund has adopted the performance and financial history of the Predecessor Fund. The Fund confirms that there will not be a mention in disclosure of an N-14 8C filing because the Fund will not publicly sell its Shares under the Registration Statement until the proposed Reorganization is consummated (other than the shares to be issued in connection with the Reorganization and the initial share); however, as indicated, the Registration Statement will refer to the Reorganization that is the subject of the N-14 8C filing.
2.
Comment: In the Principal Investment Strategies subsection, on page ii, in relation to the fourth paragraph, inform the staff whether the investment discussed will be consolidated for financial reporting purposes? If not, please discuss the analysis of why this is not a subsidiary of the Fund.

Response: The Fund confirms that the financial statements of the LLC and the Loan Origination Trust will be consolidated with the financial statements of the Fund for financial reporting purposes.
Financial Highlights (page 16)
3.	Comment: Per Form N-2, 10 years of financial highlights should be presented, if available.
Response: The Fund confirms that the financial highlights of the Predecessor Fund, including for the 10-year period, are included in pre-effective amendment No. 1 to the Registration Statement.
Fund Expenses (page 44)
4.	Comment: Please include an estimate of the organization and offering costs.
Response: An estimate of the organization and offering costs has been included as requested.
Financial Statements (page 69)
5.	Comment: Please ensure hyperlinks to the referenced financial statements are included.

Mr. Patrick F. Scott
July 2, 2021

Response: The Fund confirms that hyperlinks to the referenced financial statements are included in pre-effective amendment No. 1 to the Registration Statement.
Part C. Other Information
6.	Comment: As to Exhibit (n), “Consent of Independent Registered Public Accounting Firm,” please ensure the document is hyperlinked when available.
Response: The Fund confirms that Exhibit (n), “Consent of Independent Registered Public Accounting Firm,” is hyperlinked in pre-effective amendment no. 1 to the Registration Statement.
We believe that this information responds to all of your comments.  If you should require additional information, please call me at 215.564.8089 or Mena Larmour a 215.564.8014.

Sincerely yours, /s/ Cory Hippler Cory Hippler

Enclosures
Copies (w/encl.) to

A. Ruffle, Esq.
E. Nelson, Esq.
T. Edwards, Esq.
Matthew R. DiClemente, Esq.
Mena Larmour, Esq.